News Release

FOR IMMEDIATE RELEASE:

CONTACT: Sandra K. Vollman
                 Chief Financial Officer
                 U.S. Can Corporation
                 (630) 678-8000

U.S. CAN REPORTS FIRST QUARTER RESULTS

Lombard, IL, May 7, 2003 – U.S. Can reported net sales of $198.9 million for its first quarter ended March 30, 2003 compared to $186.0 million for the corresponding period of 2002, a 6.9% increase. The increase is primarily attributable to increased unit volume in the Company's U.S. Aerosol and Plastics segments and a positive foreign currency impact on sales made in Europe. These increases were partially offset by lower European aerosol and Paint & General line volume.

For the first quarter, U.S. Can reported gross income of $21.3 million or 10.7% to sales, compared to $19.0 million or 10.2% to sales in 2002. Gross profit margin was positively impacted by operating efficiencies realized from restructuring programs, partially offset by international production inefficiencies and the overhead absorption impact of decreased European aerosol volume on the Company's gross margin rate.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" as of January 1, 2003 and recorded a special charge of $1.0 million in the first quarter of 2003 related to the position elimination costs of changes in the management structure in the U.S. and Europe. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the commitment date. The adoption of SFAS No. 146 did not have a material effect on the timing of the special charge recorded in the first quarter of 2003.

Selling, general and administrative expenses were $9.7 million or 4.9% of sales in the first quarter of 2003 compared to $9.3 million or 5.0% of sales in the first quarter of 2002.

Interest expense was $0.4 million higher for the first quarter of 2003 than it was in the first quarter of 2002 due to higher average borrowings.

The net loss before preferred stock dividends was $4.0 million for the first quarter of 2003 compared to a net loss of $20.7 million for the first quarter of 2002. First quarter 2002 included the Company's non-cash goodwill impairment charge recorded in the fourth quarter of 2002 retroactive to the first quarter of 2002.

Earnings before interest, taxes, depreciation and amortization as calculated under our Senior Secured Credit Facility ("Credit Facility EBITDA") was $20.0 million for the first quarter of 2003, an improvement of $2.0 million versus the first quarter of 2002. As of March 30, 2003, U.S. Can was in compliance with all financial and non-financial covenants under its Senior Secured Credit Facility agreement. The most directly comparable GAAP financial measure to Credit Facility EBITDA is operating income. Below is a quantitative reconciliation of operating income to Credit Facility EBITDA.

	1st Quarter	
	2003	2002
	(in millions)	
Operating Income	$ 10.6	$ 9.6
Plus: Depreciation and Amortization	8.1	7.8
Plus: Special Charges	1.0	—
Plus: Other Add-backs as Specified in Lending Agreement	0.3	0.6
Credit Facility EBITDA	$ 20.0	$ 18.0

At March 30, 2003, $69.9 million had been borrowed under the $110.0 million revolving loan portion of the Senior Secured Credit Facility. Letters of Credit of $11.9 million were also outstanding securing the Company's obligations under various insurance programs and other contractual agreements. The Company is in the early stages of renegotiating certain credit facilities of May Verpackungen.

U.S. Can Corporation is a leading manufacturer of steel containers for personal care, household, automotive, paint and industrial products in the United States and Europe, as well as plastic containers in the United States and food cans in Europe.

Certain statements in this release constitute "forward-looking statements" within the meaning of the Federal securities laws. Such statements involve known and unknown risks and uncertainties which may cause the Company's actual results, performance or achievements to be materially different than future results, performance or achievements expressed or implied in this release. By way of example and not limitation and in no particular order, known risks and uncertainties include our substantial debt and ability to generate sufficient cash flow to service this debt; the timing and cost of plant closures; the level of cost reduction achieved through restructuring; the success of new technology; the timing of, and synergies achieved through, integration of acquisitions; changes in market conditions or product demand; loss of important customers or volume; downward product price movements; changes in raw material costs and currency fluctuations. In light of these and other risks and uncertainties, the inclusion of a forward-looking statement in this release should not be regarded as a representation by the Company that any future results, performance or achievements will be attained.

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http://www.uscanco.com

U.S. CAN CORPORATION
STATEMENT OF OPERATIONS
(Unaudited)
(Dollars in Thousands)

	For the Three Months Ended	
	March 30, 2003	March 31, 2002
Net Sales	$ 198,890	$ 186,038
Cost of Goods Sold	177,546	167,070
Gross Income	21,344	18,968
Selling, General and Administrative Expenses	9,676	9,331
Special Charges	1,030	-
Operating Income	10,638	9,637
Interest Expense	14,102	13,743
Income From Operations Before Income Taxes	(3,464)	(4,106)
Income Taxes	573	(1,724)
Net Income Before Cumulative Effect of Accounting Change	(4,037)	(2,382)
Cumulative Effect of Accounting Change, net of tax	-	(18,302)
Net Income Before Preferred Stock Dividends	(4,037)	(20,684)
Preferred Stock Dividends	(3,246)	(2,974)
Net Income	$ (7,283)	$ (23,658)

U.S. CAN CORPORATION
BALANCE SHEET
AS OF MARCH 30, 2003 AND DECEMBER 31, 2002
(Dollars in Thousands)

	March 30, 2003	December 31, 2002
ASSETS	(Unaudited)	
Current Assets	$ 233,989	$ 229,607
Property, Plant and Equipment	238,192	241,674
Noncurrent Assets	107,456	107,545
Total Assets	$ 579,637	$ 578,826
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	$ 206,319	$ 185,084
Long-Term Debt	504,292	523,529
Long-Term Liabilities	80,447	80,926
Preferred Stock	136,380	133,133
Stockholders' Equity	(347,801)	(343,846)
Total Liabilities and Stockholders' Equity	$ 579,637	$ 578,826